UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 8, 2023, Global Blue Group Holding AG (the “Company”) provided to its shareholders an invitation to the Company’s extraordinary general meeting. The extraordinary general meeting is expected to take place on March 1, 2023 at 11:00am CET at (5:00am ET) at the offices of Niederer Kraft Frey Ltd at Bahnhofstrasse 53, Zurich 8001, Switzerland.

Please refer to the invitation to the extraordinary general meeting attached as Exhibit 99.1 to this Form 6-K for the full proposals regarding the creation of a capital band and removal of authorized capital. The above description of the invitation to the extraordinary general meeting of the Company is qualified in its entirety by reference to Exhibit 99.1.

On February 8, 2023, the Company provided to its Series A Preferred Share shareholders an invitation to the Company’s special meeting for class of the Series A Preferred Shares. The special meeting is expected to take place on March 1, 2023 at 11:20am CET at (5:20am ET) at the offices of Niederer Kraft Frey Ltd at Bahnhofstrasse 53, Zurich 8001, Switzerland at the conclusion of the extraordinary general meeting.

Please refer to the invitation to the special meeting attached as Exhibit 99.2 to this Form 6-K for the full proposals regarding the creation of a capital band and removal of authorized capital. The above description of the invitation to the special meeting for class of the Series A Preferred Shares is qualified in its entirety by reference to Exhibit 99.2.

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, and 333-267850) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2023

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Invitation to the Extraordinary General Meeting
99.2	Invitation to the Special Meeting
99.3	EGM Proxy Card
99.4	Special Meeting Proxy Card